CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges (Unaudited)
(THOUSANDS, EXCEPT RATIOS)	FOR THE NINE MONTHS ENDED SEPT. 30, 2016		FOR THE TWELVE MONTHS ENDED DEC. 31, 2015		FOR THE TWELVE MONTHS ENDED DEC. 31, 2014		FOR THE TWELVE MONTHS ENDED DEC. 31, 2013		FOR THE TWELVE MONTHS ENDED DEC. 31, 2012
Net income	$12,222		$141,350		$154,316		$150,410		$146,848
Income tax expense	2,965		79,294		76,974		79,381		68,133
Total fixed charges (from below)	59,130		78,364		77,230		85,103		84,901
Total earnings	$74,317		$299,008		$308,520		$314,894		$299,882
Fixed charges
Interest	$56,181		$74,394		$73,140		$80,905		$79,975
Amortization of debt expense, premium, net	2,406		3,052		3,113		3,088		2,819
Portion of rentals representative of an interest factor**	382		572		489		488		489
Interest of capitalized lease	161		346		488		622		1,618
Total fixed charges	$59,130		$78,364		$77,230		$85,103		$84,901
Ratio of earnings to fixed charges	1.26	x	3.82	x	3.99	x	3.70	x	3.53	x
**Interest portion of rental expense is estimated to equal 11% of such expense, which is considered a reasonable approximation of the interest factor.